Baldwin & Lyons, Inc. and Subsidiaries
Form 10-K Year Ended December 31, 2007
EXHIBIT 11
COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31
	2007	2006	2005
Basic:
Average number of Class A and
Class B shares outstanding	15,175,074	15,004,377	14,753,133

Net income	$55,131,112	$38,184,688	$34,222,602

Per Share Amount	$ 3.63	$ 2.54	$ 2.32

Diluted:
Average number of Class A and
Class B shares outstanding	15,175,074	15,004,377	14,753,133

Dilutive stock options--based on
treasury stock method using higher
of average or year end market prices	14,269	43,094	109,554
TOTALS	15,189,343	15,047,471	14,862,687

Net income	$55,131,112	$38,184,688	$34,222,602

Per Share Amount	$ 3.63	$ 2.54	$ 2.30